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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                           -----------------------

                                  FORM 11-K
(MARK ONE)
      [x]              ANNUAL REPORT PURSUANT TO SECTION 15(D)
                        OF THE SECURITIES EXCHANGE ACT OF 1934

              FOR THE PERIOD FROM JANUARY 1, 1996 TO SEPTEMBER 18, 1996

                                          OR

      [ ]            TRANSITION REPORT PURSUANT TO SECTION 15(D)
               OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

            FOR THE TRANSITION PERIOD FROM           TO

                       COMMISSION FILE NUMBER 33-90724

                           -----------------------

A. Full title of the plan and the address of the plan if different from that of the issuer named below:


                    AVIALL UK STOCK PURCHASE SAYE SCHEME

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                Aviall, Inc.
                             2055 Diplomat Drive
                            Dallas, Texas  75234



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                                 Page 1 of 10
                       Exhibit Index appears on page 9

REQUIRED INFORMATION

The financial statements listed in the accompanying table of contents on page 3 are filed as part of this Form 11-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                           AVIALL UK STOCK PURCHASE SAYE SCHEME


                           By:   /s/ Jeffrey J. Murphy
                                 -------------------------------------------
                                 Jeffrey J. Murphy
                                 Chairman, Aviall UK Stock Purchase SAYE Scheme

                           By:   /s/ Jacqueline K. Collier
                                 -------------------------------------------
                                 Jacqueline K. Collier
                                 Vice President and Controller, Aviall, Inc.


December 17, 1996

                    AVIALL UK STOCK PURCHASE SAYE SCHEME



                              Table of Contents

                             September 18, 1996



                                                                            Page

Report of Independent Accountants . . . . . . . . . . . . . . . . . . . .     4

Statements of Net Assets  . . . . . . . . . . . . . . . . . . . . . . . .     5

Statements of Changes in Net Assets . . . . . . . . . . . . . . . . . . .     6

Notes to Financial Statements . . . . . . . . . . . . . . . . . . . . . .     7



Schedules not filed herewith are omitted because of the absence of conditions under which they are required.

                       REPORT OF INDEPENDENT ACCOUNTANTS





December 13, 1996

To the Participants and Benefits Administration Committee of the Aviall UK
    Stock Purchase SAYE Scheme


In our opinion, the accompanying statements of net assets and the related statements of changes in net assets present fairly, in all material respects, the net assets of the Aviall UK Stock Purchase SAYE Scheme (the "Plan") at September 18, 1996 and December 31, 1995, and the changes in net assets for the period from January 1, 1996 to September 18, 1996 and the period from April 1, 1995 (inception) to December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As further discussed in Note 1, the Plan was terminated on June 10, 1996.




PRICE WATERHOUSE LLP

Dallas, Texas

                    AVIALL UK STOCK PURCHASE SAYE SCHEME


                          STATEMENTS OF NET ASSETS




                                             September 18,         December 31,
                                                 1996                  1995
                                             -------------         ------------
Assets
------

Cash on deposit                               L.   0                   73,373
                                             -------------         ------------

    Total Assets                                   0                   73,373


Liabilities                                        0                        0
-----------                                  -------------         ------------


    Net Assets                                L.   0                   73,373
                                             =============         ============





                  The accompanying notes are an integral part
                         of these financial statements.

                     AVIALL UK STOCK PURCHASE SAYE SCHEME


                     STATEMENTS OF CHANGES IN NET ASSETS





                                                      For the Period
                                         ---------------------------------------
                                           January 1, 1996       April 1, 1995
                                                 to             (Inception) to
                                         September 18, 1996    December 31, 1995
                                         ------------------    -----------------
Additions
    Employee contributions                 L. 70,122               92,066
    Interest                                   2,141                    0
                                           ---------           ----------

    Total additions                           72,263               92,066

Deductions
    Employee withdrawals                       2,352               18,693
    Distribution of shares and cash          143,284                    0
                                           ---------           ----------

Net increase (decrease)                      (73,373)             73,373

Net assets, beginning of period               73,373                    0
                                           ---------           ----------

Net assets, end of period                  L.      0               73,373
                                           =========           ==========





                  The accompanying notes are an integral part
                         of these financial statements.

                      AVIALL UK STOCK PURCHASE SAYE SCHEME

                         NOTES TO FINANCIAL STATEMENTS


1.  TERMINATION OF PLAN

    On June 10, 1996, Aviall, Inc. (the "Company") completed the sale of its engine services business which included the operation based in the United Kingdom whose employees comprised all participants in the Aviall UK Stock Purchase SAYE Scheme (the "Plan"). As a result of the sale, all Plan participants were terminated from the Company and all plan assets were distributed to participants. Final distribution occurred on September 18, 1996. Formal termination of the Plan in accordance with applicable United Kingdom laws is now in process.

2.  PLAN DESCRIPTION

    The Plan was established effective March 28, 1995 to promote the interests of the Company by providing eligible employees of the Company in the United Kingdom with additional incentive to continue their employment and to increase efforts to promote the Company. Prior to termination, the Plan provided eligible employees with the opportunity to purchase shares of the Company's common stock through payroll deductions at prices which were less than the current market price. The Company reserved 30,000 shares of the Company's $.01 par value common stock for issuance under the Plan. The Benefits Administration Committee of the Company's board of directors was the Plan's administrator (the "Administrator"). Halifax Building Society served as the plan trustee through the date of final distribution.

    The Plan provided for the issuance of invitations to eligible employees of the Company in the United Kingdom to apply for the granting of options to acquire shares of the Company's common stock at a 15% discount. Under the original terms of the Plan, the option to purchase shares became exercisable upon participation in the Plan for five years, reaching age 65, death, or termination in certain change of control circumstances. All options became exercisable on June 10, 1996, upon sale of the engine services division, at an exercise price of L.3.47 per share.

    Participant contributions to the Plan were made through payroll deductions in fixed monthly amounts ranging between L.10 and L.250. Under the original terms of the Plan, employees who participated for the full five year qualifying period would receive interest at an effective rate of 5.53%; however, due to the Plan's early termination, the five year period was not fulfilled and interest of 1.5% was credited to participants' accounts. Participant balances at the termination date were divided by the exercise price of L.3.47 and rounded down in order to determine the number of shares acquired. Any participant balances remaining due to rounding were distributed in cash.

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    The accounting records of the Plan were maintained on the accrual basis in British pounds sterling. The Company paid all of the Plan's administrative expenses except those incurred incident to the sale of participant stock.

                     AVIALL UK STOCK PURCHASE SAYE SCHEME

4.  INCOME TAX STATUS

    Management believes the Plan qualifies as a certified contractual savings scheme under Section 326 of the Income and Corporation Taxes Act of 1988 of the United Kingdom. The Plan has been approved by the UK Board of Inland Revenue. Had the Plan operated for the full five year period, then the proceeds from the sale of stock would have been "tax free" to the participants; however, because of the Plans early termination, participants will incur a tax liability.

                               INDEX TO EXHIBITS




    Exhibit No.     Description                                        Page
    -----------     -----------                                        ----
    23              Consent of Independent Accountants                  10